[Letterhead of TD Ameritrade Holding Corporation]

November 20, 2012

Via EDGAR

Ms. Suzanne Hayes, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Hayes:

On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this supplemental letter in response to the request of Michael Seaman during our telephone discussion with him on November 19, 2012 regarding the Company’s supplemental response, dated October 30, 2012, to the Division of Corporation Finance of the Securities and Exchange Commission.

The Company is unable to include the insured deposit account agreement in its Form 10-K for the fiscal year ended September 30, 2012 but will file it in an exhibit-only amendment to the Company’s 10-K for the fiscal year ended September 30, 2012, together with an application for confidential treatment.

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,

/s/ William J. Gerber
William J. Gerber
Executive Vice President, Chief Financial Officer